November 7, 2024

Chee Hui Law
Chief Financial Officer
CCSC Technology International Holdings Limited
1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
Fotan, Shatin
Hong Kong

       Re: CCSC Technology International Holdings Limited
           Form 20-F for Fiscal Year Ended March 31, 2024
           File No. 001-41919
Dear Chee Hui Law:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance